SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Results of General Meeting of Shareholders held on June 10, 2007.

ITEM 1

RESULTS OF GENERAL MEETING OF SHAREHOLDERS
HELD JUNE 10, 2007

STARLIMS Technologies Ltd. (the “Company”) announces the results of the general meeting of shareholders held on June10, 2007, for the approval of an amendment to the employment agreements of Mr. Itschak Friedman, Chairman of the Board of Directors and Chief Executive Officer, and Mr. Dinu Toiba, Vice Chairman of the Board of Directors and Vice President, Research and Development, and the terms of the service agreement with Sivanir (Management Services) 1992 Ltd., which provides management services to the Company. The amendment was approved by the shareholders voting at the general meeting of shareholders.

Number of shares voted on the matter:  4,571,290
Number of shares voted in favor:  4,220,526
Number of shares voted against:  350,764
Percentage voted against out of the total number of shares voted on the matter:  7.7%
Percentage voted in favor out of the total votes of non-interested parties:  79.5%
Percentage voted against, that are non-interested parties, of the Company’s total voting power:  7.7%

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: June 12, 2007